FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2011

Commission File Number 1-8320

Hitachi, Ltd.

(Translation of registrant’s name into English)

6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8280, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      ×          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                    No       ×

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K contains the following:

1.	Press release dated March 14, 2011 regarding effects of the earthquake off the pacific coast of Tohoku, and its responses

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hitachi, Ltd.
(Registrant)

Date March 14, 2011	By	/s/ Toshiaki Kuzuoka
Toshiaki Kuzuoka
Vice President and Executive Officer

FOR IMMEDIATE RELEASE

Hitachi Announces Effects of the Earthquake off the Pacific Coast of

Tohoku, and its Responses

Tokyo, Japan, March 14, 2011 — Hitachi, Ltd.(NYSE:HIT / TSE:6501) today announced the following information regarding the effects on the Hitachi Group from the earthquake off the Pacific Coast of Tohoku, which struck Northeastern Japan on March 11, and regarding the response of Hitachi.

•	Status of Production Bases

Hitachi’s buildings and production facilities have suffered damages, mainly at production bases in Ibaraki prefecture. The company will make the safety of its employees the first priority, and will continue to gather details on the status of damages to production facilities, while closely monitoring conditions of utilities such as the availability of electric power.

[Main production bases where damages to buildings and production facilities have been confirmed]

•	Hitachi, Ltd. Power Systems Company, Hitachi Works (Hitachi-shi, Ibaraki Pref.)

•	Hitachi, Ltd. Urban Planning and Development Systems Company, Mito Works (Hitachinaka-shi, Ibaraki Pref.)

•	Hitachi, Ltd. Information & Control Systems Company, Omika Works (Hitachi-shi, Ibaraki Pref.)

•	Hitachi Appliances, Inc., Taga Office (Hitachi-Shi, Ibaraki Pref.)

•	Hitachi Automotive Systems, Ltd., Sawa Works (Hitachinaka-shi, Ibaraki Pref.)

•	Hitachi Automotive Systems, Ltd., Fukushima Works (Date-gun, Fukushima Pref.)

•	Status of Employees

Hitachi will continue confirming the status of Hitachi Group employees and their families who have been affected by the disaster.

•	Established an Emergency Headquarters for Response to Large-scale Earthquake

On March 11, the date on which the earthquake took place, Hitachi established an Emergency Headquarters for Response to Large-scale Earthquake at the Head Office in Chiyoda-Ku, Tokyo, led by President Nakanishi. This Emergency Headquarters will manage activities aimed at providing support to affected regions and customers; gathering information on losses and damages suffered by employees and their families, and by Hitachi’s various bases of operations; and investigating and implementing appropriate countermeasures.

About Hitachi, Ltd.

Hitachi, Ltd. (NYSE: HIT / TSE: 6501), headquartered in Tokyo, Japan, is a leading global electronics company with approximately 360,000 employees worldwide. Fiscal 2009 (ended March 31, 2010) consolidated revenues totaled 8,968 billion yen ($96.4 billion). Hitachi will focus more than ever on the Social Innovation Business, which includes information and telecommunication systems, power systems, environmental, industrial and transportation systems, and social and urban systems, as well as the sophisticated materials and key devices that support them. For more information on Hitachi, please visit the company’s website at http://www.hitachi.com.

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